04021258

MAR 30 2004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

PROCESSED
MAR 3 0 2004
THOMSON
FINANCIAL

Hauser, Inc.
Exact Name of Registrant as Specified in Charter

0000773723
Registrant CIK Number

Form 8-K FOR 3/30/04
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

0-17174
SEC File Number, if available

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the 26th day of March 2004.

HAUSER, INC.

By: [signature]
Name: Kenneth C. Cleveland
Title: President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS MONTHLY OPERATING REPORT FOR THE MONTH ENDED FEBRUARY 29, 2004 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

MONTHLY OPERATING REPORT

FOR THE MONTH ENDED FEBRUARY 29, 2004

OF

HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARIES BOTANICALS INTERNATIONAL EXTRACTS, INC., HAUSER TECHNICAL SERVICES, INC. AND ZETAPHARM, INC.

COPY

Office of the United States Trustee

In re: Botanicals International Extracts Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18788-BB	**Debtor In Possession Operating Report** Report Number: For the period- February 1, 2004 TO: February 29, 2004

RECEIVED
2004 MAR 15 P 2: 12
OFFICE OF US TRUSTEE
LOS ANGELES CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	5,214	-
Overdue - 31 - 60 Days	37	483,311
Overdue - 61 - 90 Days	445	-
Overdue - 91 - 120 Days	(9,730)	2,651
Overdue - Over 121 Days		333,575
TOTAL	(4,035)	819,537

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: N/A
Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes			N/A
State Payroll and Withholding Taxes			N/A
State Sales and Use Taxes			-
Real Property Taxes			-

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3902	$ -
9/30/2003	None	$ 250	11/20/2003	$ 250	4690	$ -
9/30/2003	None	$ 7,750	12/29/2003	$ 7,750	4888	$ -
12/31/2003	9,581,934	$ 12,000	2/26/2004	$ 12,000	5165	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: March 11, 2004

Debtor in Possession or Trustee
Secretary/Treasurer

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	3/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	6/18/2004	just invoiced
Hauser El Segundo	Essex Insurance	$1MM	3/4/2004	3/3/2005
Property	St. Paul/Acordia	See Below	4/1/2004	just invoiced
Real Property	St. Paul/Acordia	1,618,532	"	"
Personal Property	St. Paul/Acordia	6,508,698	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	1,100,000	"	"
Property of Others	St. Paul/Acordia	985,177	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	4/1/2004	4/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	3/31/2004	just invoiced
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	4/1/2004	4/1/2004

Botanicals International Extracts, Inc.
February 29, 2004
(dollars in thousands)

	Current Month Actual	Eleven Months Ended Year-to-date Actual
Sales	222	16,475
Cost of Sales	0	12,841
Gross margin	222	3,634
Sales and marketing	(0)	1,533
G & A expenses	-	646
Total	(0)	2,179
Contribution	222	1,455
Corporate Services	-	1,635
Operating income (loss)	222	(179)
Interest expense	-	(289)
Profit (Loss) before Other Income (Expense) & Discontinued Operation	222	(468)
Gain/(Loss) on Disposal of Assets	-	(609)
Chapter 11 Reorganization Costs	-	-
Profit (loss) before tax	222	(1,077)
Income taxes	-	-
Net income (loss)	222	(1,077)

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

Office of the United States Trustee

COPY

In re: Hauser Technical Services, Inc.	Debtor in Possession Interim Statement
A Delaware Corporation	Statement Number: 11
Debtor	For the period- FROM: February 1, 2004
Chapter 11 Case No: LA 03-18798-BB	TO: February 29, 2004

RECEIVED
2004 MAR 15 P 2:13
OFFICE OF US TRUSTEE
LOS ANGELES CA

CASH ACTIVITY ANALYSIS (Cash Basis Only)			General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements			4,547,808		-
B. Less: Total Disbursements per all Prior Statements			4,429,504		-
C. Beginning Balance (A less B)			118,304	-	-
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)					
2-03-04 - Customer Receipts			1,055		
2-05-04 - Customer Receipts			10,919		
2-09-04 - Customer Receipts			21,900		
2-12-04 - Customer Receipts			189,450		
2-19-04 - Customer Receipts			2,615		
2-20-04 - Customer Receipts			5,020		
2-25-04 - Customer Receipts			36,784		
2-27-04 - Customer Receipts			3,255		
From Detail Sheet "D"					
TOTAL RECEIPTS THIS PERIOD (D):			270,998	-	-
E. Balance Available (C plus D)			389,302	-	-
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)					
From Detail Sheet "F"			302,148	-	-
TOTAL DISBURSEMENTS THIS PERIOD (F):			302,148	-	-
G. Ending Balance (E less F)			87,154	-	-

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063840
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086361
(3) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	Denver, CO	Not to exceed $1,000

I, (Print Name:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: March 5, 2004

[signature]

Debtor In Possession or Trustee Signature
Secretary / Treasurer

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Possession Interim Statement** Statement Number: 11 For the period: FROM: 2/1/2004 TO: 2/29/2004

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
11/20/2003	11993	BioWest 2003 Conference	Not used - Void	-25		
2/4/2004	12276	6800 Broadway Business Center, LLC	Void Check - Error in processing	0		
2/4/2004	12277	6800 Broadway Business Center, LLC	Feb Rent Clear Creek	24,386		
2/5/2004	12278	Woodspear Properties	Feb Rent Gunbarrel	17,116		
2/5/2004	12279	Denver Reserve	Flex & Dep/2 pay periods	1,451		
2/5/2004	12280	Mtech	Equip Repair	2,090		
2/5/2004	12281	Qwest 231B	Other	964		
2/5/2004	12282	Robert A. Gordon	Reimb for PDA Tech Report	83		
2/5/2004	12283	RockyNet.com, Inc.	Clear Creek internet connect	900		
2/12/2004	12284	Acculab, Inc.	Other	270		
2/12/2004	12285	Aetna (Dental)	Feb Dental Ins Prem	2,514		
2/12/2004	12286	Airgas Dry Ice	Other	274		
2/12/2004	12287	Analytical Instrument Recycle, Inc.	Equip for Lily Project	6,363		
2/12/2004	12288	AT&T Wireless Services	Other	138		
2/12/2004	12289	Attentive Action, Inc.	Cleaning Clear Creek/Jan	1,314		
2/12/2004	12290	bioMERIEUX VITEK, INC.	Other	297		
2/12/2004	12291	Biopharma Compliance Services, LLC	Contract Proj.Serv.	2,720		
2/12/2004	12292	Biotest Diagnostics Corporation	Other	183		
2/12/2004	12293	CDW Direct LLC	Other	60		
2/12/2004	12294	Cleaning Service	Cleaning Gunbarrel/Jan	350		
2/12/2004	12295	E. Scientific.Com, Inc	Glass washer for Eli Lily Proj.	9,800		
2/12/2004	12296	Federal Express	Other	938		
2/12/2004	12297	Full Spectrum Analytics, Inc.	Maint. Contract	5,854		
2/12/2004	12298	Gamini J. Jayatilake	Research Book	93		
2/12/2004	12299	GE Capital	Equip Lease	589		
2/12/2004	12300	Hauser (Microbac)	Other	0		
2/12/2004	12301	Jackie L. Nelson	Mileage	69		
2/12/2004	12302	Janelle Bailey	Mileage	32		
2/12/2004	12303	Jefferson Pilot Financial Insurance Co.	Voluntary Ins Feb Prem	100		
2/12/2004	12304	Lab Safety Supply, Inc.	Equip & Supplies	850		
2/12/2004	12305	Lennon Smith Advisors, LLC	Trip Travel Exp.	865		
2/12/2004	12306	Linweld, Inc.	Gases	1,118		
2/12/2004	12307	Mile Hi Culligan Water, Inc.	Other	125		
2/12/2004	12308	North Pecos Water & Sanitation	Other	13		
2/12/2004	12309	Orkin Exterminating	Other	323		
2/12/2004	12310	Pike Technologies	Other	39		
2/12/2004	12311	Piper Electric Company, Inc.	Elect Install for Proj	955		
2/12/2004	12312	Pure Water Solutions, Inc.	Other	302		
2/12/2004	12313	QA Balance Services, Inc.	Calibration	639		
2/12/2004	12314	Quantum Analytics	Equip Lease	355		
2/12/2004	12315	QWEST - 023B (was 179B)	Other	164		
2/12/2004	12316	QWEST - 564B (was 701B)	Other	50		
2/12/2004	12317	Qwest 692B (was 723B)	Other	947		
2/12/2004	12318	RDH, Inc	Zip Bags/supplies	199		
2/12/2004	12319	Restek Corporation	Other	75		
2/12/2004	12320	Service Uniform Rental - DV	Other	138		
2/12/2004	12321	Sigma-Aldrich	Other	59		
2/12/2004	12322	Super Tech Filter Corp	Other	316		
2/12/2004	12323	Todd Klimkowsky	Mileage	244		
2/12/2004	12324	U.S. Trustee	4th Qtr Bankrupt fees	5,000		
2/12/2004	12325	Univ of Colorado Tech Research Cntr	Other	103		
2/12/2004	12326	V W R Scientific, Inc.	Supplies & equip	1,906		
2/12/2004	12327	Vision Service Plan	Feb Vision Ins Prem	198		

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	**Debtor In Possession Interim Statement**
A Delaware Corporation	Statement Number: 11
	For the period:
Debtor	FROM: 2/1/2004
Chapter 11 Case No: LA 03-18798-BB	TO: 2/29/2004

Date of Disbursement	Check Number	Payee		Purpose	General Account	Payroll Account	Tax Account
2/12/2004	12328	W W Grainger, Inc.		Other	106		
2/12/2004	12329	Waste Management of Denver		Other	66		
2/12/2004	12330	Waters Corporation		Equip Main Contract	2,685		
2/12/2004	12331	Xcel Energy (CC)		Jan Utilities	9,401		
2/17/2004	12332	Airgas Dry Ice		Other	196		
2/17/2004	12333	Aramark		Other	115		
2/17/2004	12334	Denver Reserve		Flex & DepCare	651		
2/17/2004	12335	Fisher Scientific		Other	51		
2/17/2004	12336	Millipore Corporation		Other	308		
2/17/2004	12337	Mtech		Maint. Contract	744		
2/17/2004	12338	Orkin Exterminating		Other	196		
2/17/2004	12339	Pure Water Solutions, Inc.		Other	264		
2/17/2004	12340	Qwest Internet Solutions		Other	50		
2/17/2004	12341	Service Uniform Rental - DV		Other	56		
2/17/2004	12342	Univ of Colorado Tech Research Cntr		Other	39		
2/17/2004	12343	V W R Scientific, Inc.		Other	359		
2/17/2004	12344	Xcel Energy (CC)		Jan Utilities	1,452		
2/17/2004	12345	Xcel Energy (GB)		Jan Utilities	1,869		
2/24/2004	12346	Advanced Trailer Leasing 004		Other	134		
2/24/2004	12347	Air Force Filter		Filters for A/C unit	337		
2/24/2004	12348	Biopharma Compliance Services, LLC		Contract Proj.Serv.	2,880		
2/24/2004	12349	CGLIC-Phoenix EASC		Feb Med Prem	22,792		
2/24/2004	12350	Clean Harbors Env. Services		Haz Waste Disp	5,213		
2/24/2004	12351	Colorado Department of Labor		Boiler Inspection fee	120		
2/24/2004	12352	David Clark		Mileage/supplies	96		
2/24/2004	12353	Delaware Secretary Of State		2003 Franchise Tax	138		
2/24/2004	12354	Federal Express		Other	992		
2/24/2004	12355	Jefferson Pilot Financial Insurance Co.		Feb Life Ins Prem	786		
2/24/2004	12356	Lab Safety Supply, Inc.		Other	581		
2/24/2004	12357	Masy Systems, Inc.		Thermocoupler	499		
2/24/2004	12358	Mtech		Equip Repair	675		
2/24/2004	12359	QWEST - 469B		Other	386		
2/24/2004	12360	Qwest 230M		Other	142		
2/24/2004	12361	Qwest 231B		Other	973		
2/24/2004	12362	Restek Corporation		Other	145		
2/24/2004	12363	Service Uniform Rental - DV		Other	60		
2/24/2004	12364	Sigma-Aldrich		Other	323		
2/24/2004	12365	Spectrum Chemicals & Laboratory Products		Other	98		
2/24/2004	12366	V W R Scientific, Inc.		Other	198		
2/4/2004	Wire Trnsf	Payroll 2-5 - Direct Deposit		Payroll & Payroll Taxes	39,028		
2/4/2004	Wire Trnsf	Payroll 2-5 - Taxes		Payroll & Payroll Taxes	20,753		
2/5/2004	Pyrl Cks	Payroll 2-5 - Checks		Payroll & Payroll Taxes	9,862		
2/5/2004	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	5,795		
2/17/2004	Wire Trnsf	Payroll 2-19 - Direct Deposit		Payroll & Payroll Taxes	39,199		
2/18/2004	Wire Trnsf	Payroll 2-19 - Taxes		Payroll & Payroll Taxes	20,502		
2/19/2004	Pyrl Cks	Payroll 2-19 - Checks		Payroll & Payroll Taxes	9,862		
2/19/2004	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	5,805		
2/13/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	209		
2/26/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	269		
2/27/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	209		
2/20/2004	Acnt Trnsf	Wells Fargo	#	Bank Fee	576		
TOTAL DISBURSMENTS on this page: (Total will automatically carry to p1)					302,148	0	0

Office of the United States Trustee

In re: Hauser, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	Debtor in Possession Interim Statement Statement Number: 11 For the period FROM: 2/1/2004 TO: 2/29/2004

RECEIVED 2004 MAR 15 P 2:13 OFFICE OF US TRUSTEE LOS ANGELES CA

CASH ACTIVITY ANALYSIS (Cash Basis Only)	General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements	29,937,410	-	-
B. Less: Total Disbursements per all Prior Statements	29,746,926	-	-
C. Beginning Balance (A less B)	190,485	-	-
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
2/10: Scrap Metal Recycling income	3,893		
2/13: BIE Royalty Income	5,090		
2/20: BATF Alcohol Excise Tax Refund	38,760		
2/20: Srap Metal Recycling Income	1,559		
2/23: Roadway Escrow Account Refund	8,595		
2/25: Sale of Refrigerated Trailer	3,000		
2/27: Misc AP Refunds	139		
2/27: Lockbox deposit Nutramax	10,486		
2/27: Sale of Processing Equipment to Paxis	95,000		
From Detail Sheet "D"	304,416	-	-
TOTAL RECEIPTS THIS PERIOD (D):	470,937	-	-
E. Balance Available (C plus D)	661,422	-	-
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)			
02/27: Pay down LOC	95,000		
From Detail Sheet "F"	430,236	-	-
TOTAL DISBURSEMENTS HIS PERIOD (F):	525,236	-	-
G. Ending Balance (E less F)	136,186	-	-

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063790
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086353
(3) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	El Segundo, CA	not to exceed $500
Petty Cash	Denver, CO	not to exceed $1000

I, (Print Name:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: March 5, 2004

Thomas W. Hanlon
Debtor In Possession or Trustee Signature
Chief Financial Officer

Office of the United States Trustee

In re: Hauser, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement		
Statement Number:		11
For the period-		
	FROM:	2/1/2004
	TO:	2/29/2004

Date of Receipt	Description	General Account	Payroll Account	Tax Account
4-Feb		2,273		
5-Feb		85,425		
10-Feb		6,807		
18-Feb		1,600		
19-Feb		16,319		
20-Feb		18,476		
24-Feb		173,518		
Hauser A/R	304,416			
BIE A/R	-			
TOTAL RECEIPTS on this page: (Total will Automatically c		304,416	-	-

Office of the United States Trustee

In re: Hauser, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement		
Statement Number:		11
For the period-		
	FROM:	2/1/2004
	TO:	2/29/2004

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
	See attached			430,236		
TOTAL DISBURSMENTS on this page: (Total will automatically carry to p1)				430,236	-	-

Hauser, Inc.
Debtor In Possession Interim Statement #11
February 1 to February 29, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
1	001304	2/5/2004	CHRIS YORK	200		200	IT Services	All Other Expenses
2	004787	2/20/2004	VOID, REPLACED WITH CK # 5132		(1,000)	(1,000)	Inventory	Inventory
3	005045	2/3/2004	IRON MOUNTAIN RECORDS MGT	3,174		3,174	Document Storage Contract 3 yrs	All Other Expenses
4	005046	2/3/2004	ONYX ENVIRONMENTAL SERVICES	8,304		8,304	Hazardous Waste Disposal	All Other Expenses
5	005047	2/5/2004	WATKINS FREIGHT		1,078	1,078	Freight/Inventory	Inventory
6	005048	2/5/2004	ACT TELECONFERENCING SERVICES	72		72	Teleconferencing	All Other Expenses
7	005049	2/5/2004	AETNA	1,833		1,833	EE Benefits	All Other Expenses
8	005050	2/5/2004	AT&T WIRELESS	181		181	Cell Phone, Klaus/Robert Mo end 1/25	All Other Expenses
9	005051	2/5/2004	BOULDER SECURITY CENTER	112		112	Rekey HP	All Other Expenses
10	005052	2/5/2004	CENTRAL SECURITY COMMUNICATION	90		90	Security System HP	All Other Expenses
11	005053	2/5/2004	CHC OF CALIFORNIA	412		412	EE Benefits	All Other Expenses
12	005054	2/5/2004	CGLIC-PHOENIX EASC	14,984		14,984	EE Benefits	All Other Expenses
13	005055	2/5/2004	CUSTOM ENVIRONMENTAL SERVICES	2,200		2,200	Tank cleanout at HP	All Other Expenses
14	005056	2/5/2004	DUANE COWGER	3,030		3,030	IT Services	All Other Expenses
15	005057	2/5/2004	DENVER RESERVE	104		104	EE Benefits	All Other Expenses
16	005058	2/5/2004	EXPRESS SERVICES, INC.	3,606		3,606	Temp Labor for HP demolition	All Other Expenses
17	005059	2/5/2004	J. E. FADLEY	2,930		2,930	Professional Management Services	All Other Expenses
18	005060	2/5/2004	GECF HOME DEPOT	559		559	Supplies for HP demolition	All Other Expenses
19	005061	2/5/2004	JEFFERSON PILOT FINANCIAL	33		33	EE Benefits	All Other Expenses
20	005062	2/5/2004	KC MAINTENANCE & SNOW REMOVAL	160		160	Snow removal HP	All Other Expenses
21	005063	2/5/2004	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Compensation	All Other Expenses
22	005064	2/5/2004	KILLAM GAS BURNER CO.	576		576	Boiler repair HP	All Other Expenses
23	005065	2/5/2004	KINDERMORGAN	16,278		16,278	Utilities	All Other Expenses
24	005066	2/5/2004	MCDONALD FARMS ENTERPRISES	1,725		1,725	Waste Disposal/HP demolition	All Other Expenses
25	005067	2/5/2004	METRIX INC.	5,676		5,676	HP Environmental sample testing	All Other Expenses
26	005068	2/5/2004	METRO WASTEWATER RECLAMATION	3,410		3,410	Hauled waste from HP	All Other Expenses
27	005069	2/5/2004	MOTION TELECOM	125		125	Telephone	All Other Expenses
28	005070	2/5/2004	MELVIN SURVEYING, INC.	1,750		1,750	Surveying HP	All Other Expenses
29	005071	2/5/2004	NATIONSRENT	2,218		2,218	Equipment rental/ HP demolition	All Other Expenses
30	005072	2/5/2004	RYAN E RICKETSON	60		60	Reimb medical copays, on job injury	All Other Expenses
31	005073	2/5/2004	ROBERT G BUCK	2,000		2,000	Professional Management Services	All Other Expenses
32	005074	2/5/2004	SERVICE INDUSTRIAL INC	128		128	Uniform service	All Other Expenses
33	005075	2/5/2004	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Compensation	All Other Expenses
34	005076	2/5/2004	VISION SERVICE PLAN	129		129	EE Benefits	All Other Expenses
35	005077	2/5/2004	ACORDIA	5,944		5,944	Insurance	Insurance
36	005078	2/6/2004	HELPMATES STAFFING SERVICES	1,292		1,292	Secretary Services El Segundo	All Other Expenses
37	005079	2/9/2004	MICHAEL K FRANK	2,185		2,185	Contract Mgt HP Demolition	Payroll
38	005080	2/9/2004	MIKE FRANK	52		52	Mileage reimbursement	All Other Expenses
39	005081	2/12/2004	DUANE COWGER	800		800	Contract IT Services	Payroll
40	005082	2/12/2004	J. E. FADLEY	2,930		2,930	Professional Management Services	Payroll
41	005083	2/12/2004	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Compensation	Payroll
42	005084	2/12/2004	SANDRA ROEDEL	140		140	Contract QC services	All Other Expenses
43	005085	2/12/2004	ROBERT G BUCK	2,000		2,000	Professional Management Services	Payroll
44	005086	2/12/2004	THOMAS HANLON	917		917	Expense Reimbursement	All Other Expenses
45	005087	2/12/2004	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Compensation	Payroll
46	005088	2/12/2004	WELLS FARGO BANK, N.A.	6,591		6,591	Legal	WF Payment

Hauser, Inc.
Debtor In Possession Interim Statement #11
February 1 to February 29, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
47	005089	2/12/2004	CHRIS YORK	150		150	Contract IT Services	All Other Expenses
48	005090	2/12/2004	TIMOTHY ZIEBARTH	1,000		1,000	Consulting Services, Sale CRO	All Other Expenses
49	005091	2/13/2004	DEDOLA INTERNATIONAL, INC.		956	956	Freight/Inventory	Inventory
50	005092	2/14/2004	UNITED PARCEL SERVICE - UPS		88	88	Freight/Inventory	Inventory
51	005093	2/13/2004	BAY 4 CAPITAL PARTNERS, LLC	9,634		9,634	Telephone equipment lease	All Other Expenses
52	005094	2/13/2004	CENTRAL WELD COUNTY WATER DIST	204		204	Utilities	All Other Expenses
53	005095	2/13/2004	CORPORATE EXPRESS	474		474	Office Supplies	All Other Expenses
54	005096	2/13/2004	EXPRESS SERVICES, INC.	1,340		1,340	Contract Labor HP cleanup	All Other Expenses
55	005097	2/13/2004	THE FINISHING TOUCH JANITORIAL	2,414		2,414	Janitorial HP	All Other Expenses
56	005098	2/13/2004	ADAM FLICK	241		241	Mileage reimbursement	All Other Expenses
57	005099	2/13/2004	GENERAL ROOFING	2,706		2,706	Repair Roof HP	All Other Expenses
58	005100	2/13/2004	M TECH	312		312	HVAC repair	All Other Expenses
59	005101	2/13/2004	MCMASTER-CARR	563		563	Supplies, HP Demolition	All Other Expenses
60	005102	2/13/2004	PUTNAM FIDUCIARY TRUST COMPANY	500		500	Mo Base Fee	All Other Expenses
61	005103	2/13/2004	TOLIN MECHANICAL SYSTEMS CO.	828		828	Service Contract HVAC	All Other Expenses
62	005103	2/23/2004	TOLIN MECHANICAL SYSTEMS CO., VOID	(828)		(828)	Void Ck for Tolin Mechanical	All Other Expenses
63	005104	2/13/2004	WASTE MANAGEMENT	433		433	Waste Disposal, shredding	All Other Expenses
64	005105	2/13/2004	WATKINS FREIGHT DEPARTMENT	1,325		1,325	Freight/Inventory	Inventory
65	005106	2/13/2004	WESTERN DISPOSAL SERVICES	1,244		1,244	Waste Disposal	All Other Expenses
66	005107	2/13/2004	XEROX CORPORATION	1,392		1,392	Copier Lease	All Other Expenses
67	005108	2/13/2004	CONTINENTAL DEVELOPMENT LP	2,886		2,886	Rent Facility	All Other Expenses
68	005109	2/13/2004	JEAN PAULSON-KISLESKY	129		129	Expense Reimbursement	All Other Expenses
69	005110	2/13/2004	JEAN PAULSON-KISLESKY, SPHR	600		600	Contract HR Services	Payroll
70	005111	2/13/2004	SCOTT KINDERWATER	2,240		2,240	Contract Env.Specialist Services	Payroll
71	005112	2/17/2004	CONTINENTAL DEVELOPMENT LP	2,886		2,886	February Rent El Segundo Office	All Other Expenses
72	005113	2/17/2004	POSTAL PRIVILEGE	16		16	Postage	All Other Expenses
73	005114	2/19/2004	ACT TELECONFERENCING SERVICES	34		34	Teleconferencing	All Other Expenses
74	005115	2/19/2004	COMMONWEALTH OF MASSACHUSETTS	257		257	Taxes	All Other Expenses
75	005116	2/19/2004	DELAWARE SECRETARY OF STATE	60		60	Taxes	All Other Expenses
76	005117	2/19/2004	DATALOK	569		569	Data Storage	All Other Expenses
77	005118	2/19/2004	EXPRESS SERVICES, INC.	476		476	Contract Labor	All Other Expenses
78	005119	2/19/2004	J. E. FADLEY	2,930		2,930	Professional Management Services	Payroll
79	005120	2/19/2004	JEFF FADLEY	1,231		1,231	Expense Reimbursement	All Other Expenses
80	005121	2/19/2004	JEFFERSON PILOT FINANCIAL	632		632	EE Benefits	All Other Expenses
81	005122	2/19/2004	JEAN PAULSON-KISLESKY, SPHR	1,163		1,163	Contract HR Services	Payroll
82	005123	2/19/2004	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Compensation	Payroll
83	005124	2/19/2004	MICHAEL K. FRANK	1,680		1,680	Contract Labor	Payroll
84	005125	2/19/2004	PONDELWILKINSON MS&L	375		375	Corporate Communication	All Other Expenses
85	005126	2/19/2004	POSTMASTER	37		37	Stamps	All Other Expenses
86	005127	2/19/2004	ROBERT G BUCK	2,000		2,000	Professional Management Services	Payroll
87	005128	2/19/2004	SBC	342		342	Telephone	All Other Expenses
88	005129	2/19/2004	JULIA SANDERS	309		309	Contract Secretarial Services	Payroll
89	005130	2/19/2004	THOMAS HANLON	64		64	Expense Reimbursement	All Other Expenses
90	005131	2/19/2004	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Compensation	Payroll
91	005132	2/20/2004	NEW CENTURY HERB, INC.		1,000	1,000	Inventory	Inventory
92	005133	2/26/2004	ACORDIA	469		469	Insurance	Insurance

Hauser, Inc.
Debtor In Possession Interim Statement #11
February 1 to February 29, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
93	005134	2/26/2004	ADVANCED TRAILER LEASING-004	236		236	Feb lease	All Other Expenses
94	005135	2/26/2004	AMERIGAS - FORT COLLINS	214		214	Propane for HP forklift	All Other Expenses
95	005136	2/26/2004	BDO SEIDMAN, LLP	19,930		19,930	Tax Work&Expenses	All Other Expenses
96	005137	2/26/2004	CUSTOM ENVIRONMENTAL SERVICES	714		714	HP cleanup, testing	All Other Expenses
97	005138	2/26/2004	COLORADO SECRETARY OF STATE	45		45	Registered Agent filing fee	All Other Expenses
98	005139	2/26/2004	DATALOK	3,209		3,209	CA storage, final invoice	All Other Expenses
99	005140	2/26/2004	J. E. FADLEY	2,930		2,930	Professional Management Services	Payroll
100	005141	2/26/2004	HAUSER TECHNICAL SERVICES, INC	1,303		1,303	Paclitaxel work	All Other Expenses
101	005142	2/26/2004	HELPMATES STAFFING SERVICES	69		69	Secretarial at El Segundo	Payroll
102	005143	2/26/2004	JEAN PAULSON-KISLESKY, SPHR	900		900	Contract HR Work	Payroll
103	005144	2/26/2004	JPR ADVISORS	18,825		18,825	401K adminstration	All Other Expenses
104	005145	2/26/2004	KC MAINTENANCE & SNOW REMOVAL	70		70	Snow Removal at HP	All Other Expenses
105	005146	2/26/2004	KENNETH CLEVELAND ASSOCIATES	4,000		4,000	Executive Compensation	Payroll
106	005147	2/26/2004	KINDERMORGAN	12,485		12,485	Gas bill HP, thru 2/13/04	All Other Expenses
107	005148	2/26/2004	LINWELD	115		115	Welding Gases	All Other Expenses
108	005149	2/26/2004	MCDONALD FARMS ENTERPRISES	675		675	Trash Removal	All Other Expenses
109	005150	2/26/2004	METRIX INC.	750		750	Environ Cleanup at HP	All Other Expenses
110	005151	2/26/2004	MOUNTAIN SCALES, INC.	558		558	Repair Broken Scale	All Other Expenses
111	005152	2/26/2004	MICHAEL K. FRANK	930		930	Contract Labor	Payroll
112	005153	2/26/2004	NATIONSRENT	249		249	Equip Rental for HP demo	All Other Expenses
113	005154	2/26/2004	NEXTEL COMMUNICATIONS	414		414	Cell phone final billing	All Other Expenses
114	005155	2/26/2004	QWEST	186		186	telephone	All Other Expenses
115	005156	2/26/2004	RENTAL SERVICE CORPORATION	893		893	Equip Rental for HP demo	All Other Expenses
116	005157	2/26/2004	ROBERT G BUCK	2,000		2,000	Professional Management Services	Payroll
117	005158	2/26/2004	JULIA SANDERS	608		608	Secretarial at El Segundo	Payroll
118	005159	2/26/2004	SERVICE INDUSTRIAL INC	9		9	Uniform Rental	All Other Expenses
119	005160	2/26/2004	THOMAS HANLON ASSOCIATES	3,425		3,425	Executive Compensation	Payroll
120	005161	2/26/2004	US TRUSTEE	6,000		6,000	Hauser 4th Qtr 2003 pymt	All Other Expenses
121	005162	2/26/2004	WATKINS MOTOR LINES	735		735	Freight Out	Inventory
122	005163	2/26/2004	WELLS FARGO BANK, N.A.	1,489		1,489	Legal for Jan04	All Other Expenses
123	005164	2/26/2004	WESTSIDE CRANE SERVICE, INC.	1,400		1,400	Equip moving at HP	All Other Expenses
124	005165	2/26/2004	US TRUSTEE	12,000		12,000	BIE 4th Qtr 2003 pymt	All Other Expenses
125	005166	2/26/2004	US TRUSTEE	250		250	Zetapharm 4th Qtr 2003 pymt	All Other Expenses
126	005167	2/26/2004	BIOMER INCORPORATED		79,750	79,750	F2004 COMMISSIONS, pymt 2 of 2	All Other Expenses
127	W0218	2/18/2004	ACORDIA	47,933		47,933	Insurance	Insurance
128	ED0206	2/6/2004	UNITED PARCEL SERVICE - UPS	295		295	Shipping	All Other Expenses
129	ED0213	2/13/2004	UNITED PARCEL SERVICE - UPS	75		75	Shipping	All Other Expenses
130	ED0220	2/20/2004	UNITED PARCEL SERVICE - UPS	29		29	Shipping	All Other Expenses
131	ED0227	2/27/2004	UNITED PARCEL SERVICE - UPS	104		104	Shipping	All Other Expenses
132	GJ	2/2/2004	WELLS FARGO	9,977		9,977	January Interest on LOC	All Other Expenses
133	GJ	2/5/2004	WELLS FARGO	6,855		6,855	Prior period Adj, Interest on LOC	All Other Expenses
134	GJ	2/6/2004	ADP	153		153	ADP Fees	Payroll
135	GJ	2/6/2004	Live Payroll Cks, WE 2/6/04	2,370		2,370	Live Payroll Checks	Payroll
136	GJ	2/6/2004	ADP Payroll Tax	506		506	Payroll Tax WE 2/6	Payroll
137	GJ	2/20/2004	ADP Payroll Fees	108		108	PR Fees	Payroll
138	GJ	2/20/2004	Wells Fargo	1,140		1,140	Client Analysis Charge	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #11
February 1 to February 29, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
				348,364	81,872	430,236		

Office of the United States Trustee

In re: Zetapharm Inc. A New York Corporation Debtor Chapter 11 Case No: LA 03-18802-BB	**Debtor In Possession Operating Report** Report Number: For the period- FROM: February 1, 2004 TO: February 29, 2004

RECEIVED
2004 MAR 15 P 2: 12
OFFICE OF US TRUSTEE
LOS ANGELES CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

No activity for this period

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	None	-
Overdue - 31 - 60 Days		-
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		19,525
TOTAL	-	19,525

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
None					

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: None

Gross Sales Subject to Sales Tax for Period: None

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report.		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3903	$ -
9/30/2003	None	$ 250	11/6/2003	$ 250	4630	$ -
12/31/2003	None	$ 250	2/26/2004	$ 250	5166	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: March 11, 2004

Debtor in Possession or Trustee
Secretary/Treasurer

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	3/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	6/18/2004	just invoiced
Hauser El Segundo	Essex Insurance	$1MM	3/4/2004	3/3/2005
Property	St. Paul/Acordia	See Below	4/1/2004	just invoiced
Real Property	St. Paul/Acordia	1,618,532	"	"
Personal Property	St. Paul/Acordia	6,508,698	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	1,100,000	"	"
Property of Others	St. Paul/Acordia	985,177	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	4/1/2004	4/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	3/31/2004	just invoiced
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	4/1/2004	4/1/2004

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Possession Operating Report** Report Number: 11 For the period- FROM: February 1, 2004 TO: February 29, 2004

RECEIVED
2004 MAR 15 P 2: 12
OFFICE OF US TRUSTEE
LOS ANGELES CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	85,554	355,127
Overdue - 31 - 60 Days		12,126
Overdue - 61 - 90 Days		2,400
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		
TOTAL	85,554	369,653

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
US Filter	Semi-annual	110	5/4/2004	None	
US Filter	Quarterly	63	3/15/2004	None	
GE Capital	Monthly	589	4/12/2004	None	
Advanced Trailer Leasing	Monthly	134	3/14/2004	None	
Pure Water	Monthly	264	3/16/2004	None	
Quantum	Monthly	355	3/30/2004	None	
6800 Broadway Bsn Ctr	Monthly	26,672	4/1/2004	None	
Woodspear Properties	Monthly	17,116	4/1/2004	None	

* Explanation for Non-Payment: ____________________

4. Tax Liability:

Gross Payroll Expense for Period: **142,586**
Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	by - 2/29/2004	35,751	-
State Payroll and Withholding Taxes	by - 2/29/2004	5,504	-
State Sales and Use Taxes	by - 4/20/2004	-	631
Real Property Taxes			

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	1,287,397	5,000	8/12/2003	5,000	11613	0
9/30/2003	1,444,749	5,000	11/6/2003	5,000	11986	0
12/31/2003	1,284,036	5,000	2/12/2004	5,000	12324	0

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: March 11, 2004

Debtor In Possession or Trustee
Title - Secretary / Treasurer

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Liability Recap	Taxes Debited	Federal Income Tax	2,091.14			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,249.58			
		Social Security - ER	4,248.64			
		Social Security Adj - EE	.00			
		Medicare - EE	993.86			
		Medicare - ER	993.84			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	217.05			
		State Income Tax	2,789.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	317.59			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086361		20,501.58		Total Liability
	Other Transfers	ADP Direct Deposit Account Number 4945086361		39,198.63		
		Total Amount Debited From Your Account			59,700.21	59,700.21
	Bank Debits and Other Liability	Checks		9,862.05		69,562.26
		Adjustments/Prepay/Voids		.00		69,562.26
	Taxes - Your Responsibility	None This Payroll				69,562.26

ADP® Statistical Summary Recap

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 3360
Quarter Number: 1

Period Ending: 02/14/2004 Week 08
Pay Date: 02/19/2004 Page 1
Current Date: 02/13/2004

		Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.			
						9,862.06			
Net Pay	Checks					39,198.63	49,060.68		
	Direct Deposits								
	Subtotal Net Pay					.00	49,060.68		
	Adjustments								
	Total Net Pay Liability (Net Cash)								
Taxes									
Federal	Agency				7,091.14				
	Federal Income Tax								
	Earned Income Credit Advances				4,249.66	4,249.54			
	Social Security				993.86	993.84			
	Medicare					217.05	17,794.99		
	Federal Unemployment Tax				12,334.66	5,460.43			
	Subtotal Federal				2,389.00				
State	CO State Income Tax					317.59			
	CO State Unemployment/Disability Ins-ER	.8200			2,389.00	317.59	2,706.59		
	Subtotal CO		.00	.00	14,723.66	5,778.02	20,501.68		
	Total Taxes							20,501.58	Excludes Taxes That Are Your Responsibility
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248					
					39,198.63			39,198.63	37 Employee Transactions
Other Transfers	ADP Direct Deposit								
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				59,700.21	
	Total Amount ADP Debited From Your Accounts								

ADP® Statistical Summary Detail

HAUSER TECH SERVICES

Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 3360
Quarter Number: 1

Period Ending : 02/14/2004 Week 08
Pay Date : 02/19/2004 Page 2
Current Date : 02/13/2004

Liability Recap	Taxes Debited	Federal Income Tax	7,178.86			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,270.36			
		Social Security - ER	4,270.33			
		Social Security Adj - EE	.00			
		Medicare - EE	998.74			
		Medicare - ER	998.71			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	127.04			
		State Income Tax	2,404.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	213.46			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086361		20,461.50		
	Other Transfers	ADP Direct Deposit Account Number 4945086361		39,398.64		Total Liability
		Total Amount Debited From Your Account			59,860.14	59,860.14
	Bank Debits and Other Liability	Checks		9,862.09		69,722.23
		Adjustments/Prepay/Voids		.00		69,722.23
	Taxes - Your Responsibility	None This Payroll				69,722.23

SSM

Net Pay	Checks					9,862.09		
	Direct Deposits					39,398.64		
	Subtotal Net Pay						49,260.73	
	Adjustments					.00		
	Total Net Pay Liability (Net Cash)						49,260.73	
Taxes			You are responsible for Depositing these amounts		Amount debited from your account			
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.		
	Federal Income Tax				7,178.86			
	Earned Income Credit Advances							
	Social Security				4,270.36	4,270.33		
	Medicare				998.74	998.71		
	Federal Unemployment Tax					127.04		
	Subtotal Federal				12,447.96	5,396.08	17,844.04	
State	CO State Income Tax				2,404.00			
	CO State Unemployment/Disability Ins-ER	.6200				213.46		
	Subtotal CO				2,404.00	213.46	2,617.46	
	Total Taxes		.00	.00	14,851.96	5,609.54	20,461.50	
	Amount ADP Debited From Account 4945086361		Tran/ABA 121000248					20,461.50
Other Transfers	ADP Direct Deposit				39,398.64			
	Amount ADP Debited From Account 4945086361		Tran/ABA 121000248					39,398.64
Total Amount ADP Debited From Your Accounts								59,860.14

Excludes Taxes That Are Your Responsibility

37 Employee Transactions

ADP Statistical Summary Detail

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 4905
Quarter Number: 1

Period Ending : 02/28/2004
Pay Date : 03/04/2004
Current Date : 03/01/2004

Week 10

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	3/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	6/18/2004	just invoiced
Hauser El Segundo	Essex Insurance	$1MM	3/4/2004	3/3/2005
Property	St. Paul/Acordia	See Below	4/1/2004	just invoiced
Real Property	St. Paul/Acordia	1,618,532	"	"
Personal Property	St. Paul/Acordia	6,508,698	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	1,100,000	"	"
Property of Others	St. Paul/Acordia	985,177	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	4/1/2004	4/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	3/31/2004	just invoiced
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	4/1/2004	4/1/2004

Hauser Technical Services
Hauser Contract Research Organization
Summary Income Statement
February 29, 2004
(dollars in thousands)

	Month Actual	Year-to-date Actual
Sales	$186	4,370
Cost of sales	234	4,072
Gross margin	(47)	298
Sales and marketing	9	152
G & A expenses	17	267
Total	26	419
Contribution	(73)	(122)
Corporate Services	20	421
Operating income (loss)	**(93)**	**(542)**
Interest expense	(2)	(86)
Reorganization Costs	**0**	**(15)**
Profit (loss) before tax	**($95)**	**($643)**

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
	None	
Total Legal and Professional Fees		

Other Non-Operating Expenses

	None	
Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

RECEIVED

2004 MAR 15 P 2:12

OFFICE OF US TRUSTEE
LOS ANGELES CA

In re: Hauser Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor in Possession Operating Report** Report Number: 11 For the period FROM: February 1, 2004 TO: February 29, 2004

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	29,557	17,153
Overdue - 31 - 60 Days	1,464	10,861
Overdue - 61 - 90 Days	1,917	500
Overdue - 91 - 120 Days	(267)	-
Overdue - Over 121 Days		365,518
TOTAL	32,671	394,032

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
GE Capital	Monthly	198	2/12/2004	1	198
Bay 4 Capital	Monthly	9,634	2/5/2004	1	9,634

* Explanation for Non-Payment:

The Hauser equipment under the Bay 4 Capital lease has been returned and negotiations are underway for the CRO equipment

The Hauser equipment under the GE Capital lease has been returned and we are awaiting a final reconcilliation of amounts due.

4. Tax Liability:

Gross Payroll Expense for Period: 2,638

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	1/31/2004	447.00	
State Payroll and Withholding Taxes	1/31/2004	59.00	
State Sales and Use Taxes	None		291
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Stutman, Treister & Glatt	Attorney	$ 1,010,000
Kaye Scholer LLP	Attorney	$ 537,000
Peitzman, Glassman, Weg & Kempinsky LLP	Attorney	$ 72,000
Deloitte & Touche LLP	Accountant	$ 91,000
Willkie Farr & Gallagher	Attorney	$ 167,000

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

In anticipation of selling its real property in Longmont, Colorado, Hauser ceased operations at this facility and terminated the employment of approximately 30 employees.

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2004	6,997,191	$ 10,000	8/7/2003	$ 10,000	3946	$ -
9/30/2004	8,441,360	$ 10,000	11/6/2003	$ 10,000	4630	$ -
12/31/2004	3,947,790	$ 6,000	2/26/2004	$ 6,000	5161	$ -

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: March 11, 2004

Debtor In Possession or Trustee
Chief Financial Officer

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Liability Recap	Taxes Debited	Federal Income Tax	43.39			
		Earned Income Credit Advances	.00			
		Social Security - EE	163.57			
		Social Security - ER	163.58			
		Social Security Adj - EE	.00			
		Medicare - EE	38.26			
		Medicare - ER	38.26			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	.00			
		State Income Tax	23.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	36.61			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086353		505.67		Total Liability
	Other Transfers	ADP Direct Deposit Account Number 4945086353		.00		
		Total Amount Debited From Your Account			505.67	505.67
	Bank Debits and Other Liability	Checks		2,370.10		2,875.77
		Adjustments/Prepay/Voids		.00		2,875.77
	Taxes - Your Responsibility	None This Payroll				2,875.77

ADP® **Statistical Summary Recap**

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch : 2702
Quarter Number: 1

Period Ending : 02/06/2004 Week 07
Pay Date : 02/12/2004 Page 1
Current Date : 02/09/2004

Net Pay	Checks				2,370.10		
	Direct Deposits				.00		
	Subtotal Net Pay						2,370.10
	Adjustments				.00		
	Total Net Pay Liability (Net Cash)						2,370.10

Taxes			You are responsible for Depositing these amounts		Amount debited from your account		
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.	
	Federal Income Tax				43.39		
	Earned Income Credit Advances						
	Social Security				183.67	163.58	
	Medicare				38.26	38.26	
	Federal Unemployment Tax						
	Subtotal Federal				245.22	201.84	447.06
State	CO State Income Tax				23.00		
	CO State Unemployment/Disability Ins-ER	3.3200				35.61	
	Subtotal CO				23.00	35.61	58.61
	Total Taxes		.00	.00	268.22	237.46	505.67

Amount ADP Debited From Account 4945086353 Tran/ABA 121000248 505.67 Excludes Taxes That Are Your Responsibility

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PERSONNEL	HOURS Reg O/T Hours 3&4	EARNINGS Reg O/T Earnings 3&4 Earnings 5	GROSS	STATUTORY DEDUCTIONS Federal State/Local	VOLUNTARY DEDUCTIONS	NET PAY ✓
CARDENAS,MATTHEW M. File: 001077 Dept: 002051 Clock: P Rate: 16.6400	38.00	632.32 FINAL CK	632.32	.00 FIT 39.20 SS 9.17 MED		Check# 324 ☐ 583.95
CASTLE,RICHARD ALAN File: 000544 Dept: 002051 Clock: P Rate: 18.5400	40.00	741.60 FINAL CK	741.60	43.39 FIT 23.00 CO 45.98 SS 10.76 MED		Check# 325 ☐ 618.47
DEPT TOTAL 002051	78.00 REG .00 O/T .00 HOURS 3 .00 HOURS 4	1,373.92 REG .00 O/T .00 EARNINGS 3 .00 EARNINGS 4 .00 EARNINGS 5 1,373.92 GROSS		43.39 FIT 86.18 SS 19.93 MED 23.00 STATE	.00 TOTAL DEDUCTIONS	2 Pays ☐ 1,202.42
STATUTORY DED. ANALYSIS:	23.00	18 CO				
COVILL,LEE W. File: 001387 Dept: 002951 Clock: P Rate: 14.6800	30.00	440.40 FINAL CK	440.40	.00 FIT 27.30 SS 6.38 MED		Check# 326 ☐ 406.72
RICKETSON,RYAN E. File: 001108 Dept: 002951 Clock: P Rate: 20.6000	40.00	824.00 FINAL CK	824.00	.00 FIT 51.09 SS 11.95 MED		Check# 327 ☐ 760.96
DEPT TOTAL 002951	70.00 REG .00 O/T .00 HOURS 3 .00 HOURS 4	1,264.40 REG .00 O/T .00 EARNINGS 3 .00 EARNINGS 4 .00 EARNINGS 5 1,264.40 GROSS		.00 FIT 78.38 SS 18.33 MED	.00 TOTAL DEDUCTIONS	2 Pays ☐ 1,167.68

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COMPANY TOTAL	HOURS		EARNINGS				STATUTORY DEDUCTIONS		VOLUNTARY DEDUCTIONS		NET PAY
COMPANY CODE											
TAR	148.00	REG	2,638.32	REG	.00	O/T	43.39	FIT	.00	TOTAL DEDUCTIONS	4 Pays
	.00	O/T	.00	EARNINGS 3	.00	EARNINGS 4	163.57	SS			2,370.10
	.00	HOURS 3	.00	EARNINGS 5	2,638.32	GROSS	38.26	MED			
	.00	HOURS 4					23.00	STATE			

STATUTORY DED. ANALYSIS: 23.00 15 CO

NET PAYROLL:	2,370.10	CHECKS:	4	FLAGGED:		*NONE*	STARTING CHECK NUMBER:	324
TOTAL DEPOSITS:	.00	VOUCHERS:		NET CASH PAYS	1,000.00 OR MORE	*NONE*	ENDING CHECK NUMBER:	327
NET VOIDS:	.00	ADJUSTMENTS:						
NET CASH:	2,370.10							

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	3/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	6/18/2004	just invoiced
Hauser El Segundo	Essex Insurance	$1MM	3/4/2004	3/3/2005
Property	St. Paul/Acordia	See Below	4/1/2004	just invoiced
Real Property	St. Paul/Acordia	1,618,532	"	"
Personal Property	St. Paul/Acordia	6,508,698	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	1,100,000	"	"
Property of Others	St. Paul/Acordia	985,177	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	4/1/2004	4/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	3/31/2004	just invoiced
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	4/1/2004	4/1/2004

Hauser, Inc.
February 29, 2004

(dollars in thousands)

	Current Month Actual	Eleven Months Ended Year-to-date Actual
Sales	$278	$3,592
Cost of Sales	$312	$3,624
Gross margin	(34)	(31)
Sales and marketing	0	412
G & A expenses	202	3,238
Total Operating Cost	202	3,650
Contribution	**(236)**	**(3,681)**
Corporate Services	(20)	(2,055)
Operating income (loss)	**(216)**	**(1,626)**
New products expense	0	(377)
Interest expense	(7)	(267)
Profit (Loss) before Other Income	**(224)**	**(2,270)**
Gain/Loss on Sale of Equipment	98	(3,846)
Income from Discontinued Operations	0	500
Chapter 11 Reorganization Costs	(125)	(2,983)
Profit (loss) before tax	**(251)**	**(8,599)**
Income taxes	-	-
Net income (loss)	**($251)**	**($8,599)**

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 11

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		